UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On November 12, 2025, SCHMID Group N.V. ("SCHMID" or the “Company”) received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified that, based upon the Company’s non-compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) as of November 12, 2025, the staff had determined to delist the Company’s ordinary shares and warrants from Nasdaq unless the Company timely appeals the staff’s determination before the Nasdaq Hearings Panel (the “Panel”).

The Company intends to timely appeal the determination by Nasdaq pursuant to the procedures set forth in the Nasdaq Listing Rules. The Listing Rules also provide that a request for a hearing will stay the suspension of the listing of Company’s ordinary shares and warrants for a period of 15 days from the date of the request. Further, the Listing Rules provide that, in its hearing request, the Company may request that the stay remain in effect through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Accordingly, the Company intends to make such an extended stay request. If granted, the Company’s ordinary shares and warrants will continue to be listed and trade on The Nasdaq Capital Market under the symbols “SHMD” and “SHMDW” respectively, for the stay period granted by the Panel.

The Company is diligently working to complete and file the Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), with the Securities and Exchange Commission (the “SEC”) as soon as practicable. There can be no assurance, however, that the Company’s requests for a further stay of any suspension action by Nasdaq and the continued listing of its ordinary shares and warrants will be granted by the Panel, or that the Company will be able to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market should the Panel grant the Company an extension to do so.

The receipt of the Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission. On November 17, 2025, the Company issued a press release announcing its receipt of the Determination Letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Share Issuances to XJ and SCHMID Avaco Korea to off-set financial liabilities

Share Issuance to XJ to off-set financial liabilities to XJ

On November 12, 2025, the Company entered into a Subscription Agreement (the “XJ Subscription Agreement”) and a set-off agreement (the "XJ Set-off Agreement", and together with the XJ Subscription Agreement, the "XJ Harbour Agreements") with XJ Harbour HK Limited ("XJ"), pursuant to which the Company agreed to issue and sell to XJ in a private placement (the “Private Placement”), an aggregate of shares of the Company, nominal value of €0.01 per share (the “Subscribed Shares”), for an aggregate purchase price of approximately $26 million at a subscription price per share of USD 2.15.

The aggregate subscription price shall be paid to the Company by offsetting liabilities of the Company to XJ under a subscription agreement entered into by the parties on January 26, 2024, and as amended in April 2024.

The exact number of shares will be set by determining additional interest accumulated on the debt to XJ by the time of legal share issuance to XJ, which the Company targets for mid-December 2025, thus approximately 12 million shares of the Company will be issued. The XJ Harbour Agreements and the issuance of the Subscribed Shares to XJ are subject to resolutions authorizing the share issuance and related transactions in a shareholders' meeting, which the Company preliminary aims to hold in the week of December 8, 2025, the invitation to which is to be published in due course. The XJ Harbour Agreements include a mechanism that would require the Company to issue a certain number of additional shares to compensate XJ if XJ sells its shares at an average value below USD 2.15 within a 2-year period from the registration of the Subscribed Shares, capped at a maximum 10% drop from USD 2.15. In addition, Anette Schmid and Christian Schmid, the controlling shareholders of the Company have pledged own assets as a further protection to XJ.

The foregoing description of the XJ Harbour Agreements does not purport to be complete and is qualified in its entirety by reference to the XJ Set-off Agreement, which is attached to this Report on Form 6-K as Exhibit 10.1 and the XJ Subscription Agreement which is attached to this Report on Form 6-K as Exhibit 10.2.

Share Issuance to SCHMID Avaco Korea to off-set financial liabilities with AVACO

Further, on November 3, 2025, the Company entered into a subscription agreement and set-off agreement with SCHMID Avaco Korea Co., Ltd. (a non-consolidated 50-50 joint venture of SCHMID and AVACO Co., Ltd. ("AVACO"))("SCHMID Avaco Korea") to issue a total of approximately 1.07 million SCHMID shares in a private placement to SCHMID Avaco Korea for USD 2.50 per share. These shares will be issued based on the existing corporate authority of the Company to issue shares.

Following the issuance of such shares, SCHMID Avaco Korea will sell and transfer such shares to AVACO against set-off of obligations between SCHMID Avaco Korea and AVACO of USD 2.37 million. Should the Company's share price fall below USD 2.50 per share on the trading day following the registration of the shares, SCHMID, for the benefit of SCHMID Avaco Korea, shall pay a cash compensation to AVACO in relation to the loss incurred by AVACO. In addition, the set-off agreement includes further protections to AVACO.

The foregoing description of the agreements with SCHMID Avaco Korea and AVACO does not purport to be complete and is qualified in its entirety by reference to the SCHMID Avaco Korea Set-off Agreement, which is attached to this Report on Form 6-K as Exhibit 10.3 and the SCHMID Avaco Korea Subscription Agreement which is attached to this Report on Form 6-K as Exhibit 10.4.

The Company is making the sale and issuance of the shares to XJ and SCHMID Avaco Korea in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and corresponding provisions of state securities or “blue sky” laws. XJ and SCHMID Avaco Korea each represented to the Company that they were acquiring the shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The shares to be issued have not been registered under the Securities Act, and the shares may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Common Shares or other securities of the Company.

Waiver by Shareholders of €5 million in financial liabilities of SCHMID

In September 2025, the majority shareholders of SCHMID, Anette Schmid and Christian Schmid agreed to waive €5 million financial liabilities of the SCHMID to them. These €5 million financial liabilities dated back to 2016 and were waived for no consideration or compensation. This waiver was part of the restructuring of SCHMID's financial liabilities that includes the planned share issuances to XJ and SCHMID Avaco Korea, described above.

Update on the unaudited, preliminary 2024 Financial Results, the updated outlook for 2025, an update on the financial status of SCHMID and the outlook for financial year 2026

The completion of the share issuances to XJ and SCHMID Avaco Korea as well as the waiver by the majority shareholder of SCHMID of €5 million in financial liabilities are key components for the completion of the 2024 audited financials and the filing of 20-F. The issue of the shares will settle the liabilities of SCHMID Group N. V. to XJ and SCHMID Avaco Korea without any cash outflow and together with the waiver of €5 million lead to a significant reduction in the overall financial liabilities of SCHMID by over €30 million

In addition, a financing package of at least a double-digit million amount for the next 24 months is currently being negotiated and is expected to be finalized within the next 2-4 weeks.

Further information on the 2024 Financial Results, the updated outlook for 2025, an update on the financial status of SCHMID and the outlook for 2026 are set out in a press release issued today. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Press Releases Furnished as Exhibits

On November 17, 2025, the Company issued two press releases (a) disclosing the share issuances and the Nasdaq delisting determination letter, a copy of such press release is furnished herewith as Exhibit 99.1, and (b) providing an update on the Company's 2024 preliminary unaudited results, an updated outlook and guidance for 2025 and 2026 as well as an update on the Company's financial status, a copy of such press release is furnished herewith as Exhibit 99.2.

The information furnished in Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, the Company’s plans and expectations about the completion and filing of the FY 2024 Form 20-F, and the timing thereof, and completion of any potential financing or investment agreements. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, the Company’s preparation of the FY 2024 Form 20-F, the possibility of additional delays in the filing of the FY 2024 Form 20-F, and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

10.1	XJ Set-off Agreement dated November 12, 2025
10.2	XJ Subscription Agreement dated November 12, 2025
10.3	SCHMID Avaco Korea Set-off Agreement dated November 3, 2025
10.4	SCHMID Avaco Korea Subscription Agreement dated November 3, 2025
99.1	Press release dated November 17, 2025 disclosing the receipt of the Nasdaq Listing Determination
99.2	Press release dated November 17, 2025 disclosing an update on 2024 financial years, 2025 and 2026 trends and guidance and the Company's financial status

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2025	SCHMID Group N.V..

	By:	/s/ Julia Natterer
	Name:	Julia Natterer
	Title:	Chief Financial Officer